Exhibit 99.1

VNET Announces Closing of Previously Announced Strategic Investment

BEIJING, September 21, 2026 -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced the closing of the previously announced purchase by PJ Millennium I Limited (“Buyer I”) and PJ Millennium II Limited (“Buyer II,” and together with Buyer I, the “Buyers”) of an aggregate of 650,424,192 Class A ordinary shares of the Company (the “Transaction”) from Success Flow International Investment Limited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith,” and together with Success Flow, the “Sellers”).

Both Buyers are wholly owned subsidiaries of PJ Millennium Limited Partnership (“PJ Millennium Partnership”), the general partner of which is Lochpine BG I GP Limited, a wholly owned subsidiary of Lochpine Capital Limited. Lochpine Capital Limited is a non-controlled, non-consolidated affiliate of Contemporary Amperex Technology Co., Limited (stock codes: 300750.SZ and 03750.HK).

Following the closing of the Transaction, the Buyers collectively hold approximately 38.1% of the Company’s total issued and outstanding ordinary shares, based on 1,708,970,760 ordinary shares outstanding as of June 30, 2026. In connection with the closing of the Transaction, the investor rights agreement between the Company and the Buyers, as well as the voting and consortium agreement among the Buyers, Mr. Josh Sheng Chen, VNET’s Founder and Executive Chairperson, and certain of his affiliated investment vehicles, became effective.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

VNET IR Team
Tel: +86 10 8456 2121
Email: ir@vnet.com

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